UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A
                                 AMENDMENT NO. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SBS BROADCASTING SA
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    L8137F102
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. L8137F102                                            Page 2 of 7 Pages
----------------------                                         -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   (1) EnTrust Capital Inc.; (2) EnTrust Partners LLC;
   (3) EnTrust Partners Offshore LLC

   (1) 13-3933026; (2) 13-4021839; (3) 13-4075262
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    (2) 389,520; (3) 47,300
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     (1) 1,368,936
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       (2) 389,520; (3) 47,300
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    (1) 1,682,237
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,119,057
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.5%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IA
   -----------------------------------------------------------------------------

ITEM 1(A). NAME OF ISSUER:

     SBS Broadcasting SA

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     8-10 Rue Mathias Hardt, L-1717
     Luxembourg, Luxembourg

ITEM 2(A). NAME OF PERSON FILING:

     See Item 1 of the Cover Page attached hereto

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     717 Fifth Avenue
     New York, NY 10022

ITEM 2(C). CITIZENSHIP:

     Delaware

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock

ITEM 2(E). CUSIP NUMBER:

     L8137F102

ITEM 3. IF THIS  STATEMENT IS FILED PURSUANT TO RULES  13D-1(B),  OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

ITEM 3. IF THIS  STATEMENT IS FILED PURSUANT TO RULES  13D-1(B),  OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ]   Broker or Dealer registered under section 15 of the Act,

     (b) [ ]   Bank as defined in section 3(a)(6) of the Act,

     (c) [ ]   Insurance Company as defined in section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E), EnTrust Capital Inc., EnTrust Partners LLC and EnTrust Partners Offshore LLC are Investment Advisors registered under Section 203 of the Investment Advisers Act of 1940.

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F),

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G),

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

     (j) [ ]   A group, in accordance withss.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4. OWNERSHIP.

At December 31, 2001, the Reporting Person owned the following:

     (a)  Amount beneficially owned:

          See Item 9 of the Cover Page attached hereto.

     (b)  Percent of class:

          See Item 11 of the Cover Page attached hereto.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
               See Item 5 of the Cover Page attached hereto.

          (ii) Shared power to vote or to direct the vote:
               See Item 6 of the Cover Page attached hereto.

         (iii) Sole power to dispose or to direct the disposition of:
               See Item 7 of the Cover Page attached hereto.

          (iv) Shared power to dispose or to direct the disposition of:
               See Item 8 of the Cover Page attached hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2002
                                        -------------------------------
                                                    (Date)

                                        EnTrust Capital Inc.

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer


                                        EnTrust Partners LLC

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer

                                        EnTrust Partners Offshore LLC

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer

                             JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 14, 2002.

                                        EnTrust Capital Inc.

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer


                                        EnTrust Partners LLC

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer

                                        EnTrust Partners Offshore LLC

                                        By: /s/ Jill Zelenko
                                            ------------------------------------
                                            Name:  Jill Zelenko
                                            Title: Chief Financial Officer/Chief
                                                   Operating Officer